ZEROCHEATING, INC

WITH INDEPENDENT FINANCIAL AUDITOR

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REVIEW REPORT

To: The Board of Directors and Management of ZeroCheating, Inc.

Subject: Independent Auditor's Review Report for the Year Ended December 31, 2024

OPINION

We have reviewed the accompanying financial statements of ZeroCheating, Inc., which comprise the Balance Sheet as of December 31, 2024, and the related Statements of Profit & Loss, Cash Flows, Changes in Equity, and Retained Earnings for the year then ended. Our review was conducted in accordance with generally accepted auditing standards applicable to review engagements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). This includes the design, implementation, and maintenance of internal control relevant to the preparation and presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express a conclusion on these financial statements based on our review. We conducted our review in accordance with Statements on Standards for Accounting and Review Services (SSARS) issued by the American Institute of Certified Public Accountants (AICPA). A review consists primarily of applying analytical procedures to management's financial data and making inquiries of management and company personnel. A review is substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements as a whole, and accordingly, we do not express such an opinion.

Financial Statements Overview

Balance Sheet (As of December 31, 2024)

Category	Amount ($)
Assets	
Cash & Cash Equivalents	3,732.69
Accounts Receivable	12,500.00
Software Development	173,530.48
Total Assets	183,505.67
Liabilities	
Accounts Payable	15,312.03
Payroll Liabilities	20,000.00
Other Liabilities	23,872.49
Total Liabilities	59,184.52
Equity	
Retained Earnings	(578,462.86)
Common Stock	80.00
Total Equity	124,321.15

Income Statements

Category	Amount ($)
Revenue	2,500.00
Operating Expenses	
Software Development	37,921.04
Payroll Expenses	90,000.00
Legal & Professional Fees	15,000.00
Marketing & Advertising	10,500.00
Office Expenses	3,500.00
Other Expenses	23,310.45
Total Expenses	180,231.49
Net Loss	(182,196.22)

Statement of Cash Flows

Category	Amount ($)
Operating Activities	
Net Loss	(182,196.22)
Adjustments for Non-Cash Items	5,000.00
Change in Operating Liabilities	86,326.02
Net Cash Used in Operating Activities	(90,870.20)
Investing Activities	
Software Development	(37,921.04)
Net Cash Used in Investing Activities	(37,921.04)
Financing Activities	
Capital Contributions	100,000.00
Net Cash Provided by Financing Activities	100,000.00
Cash at End of Period	3,732.69

Statement of Changes in Equity and Retained Earnings (For the Year Ended December 31, 2024)

Category	Amount ($)
Retained Earnings (12/31/23)	(396,266.64)
Net Loss for 2024	(182,196.22)
Retained Earnings (12/31/24)	(578,462.86)

Notes to the Financial Statements

1. **Basis of Presentation:** The financial statements have been prepared on an accrual basis in accordance with GAAP.

2. **Revenue Recognition:** The company recognizes revenue when services are rendered.

3. **Software Development:** The company invested $173,530.48 in software development, including $116,475.84 for exam proctoring and $57,054.64 for paper monitoring.

4. **Liabilities:** The company has outstanding liabilities, including a Bank of America credit card balance of $31,312.03, payroll liabilities, and amounts due to stakeholders.

5. **Related Party Transactions:** Payments were made to key stakeholders, including consulting and legal fees.

6. **Going Concern:** While the company reported a net loss, management believes strategic investments and funding opportunities will support long-term financial sustainability.

Auditor's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

CERTIFICATION

I, the undersigned, certify that the financial statements presented above are true and accurate to the best of my knowledge.

Prepared by:

ALEXIS ANNE BETTERS

Certified Public Accountant

CPA Licensed I.D **AC57675**

Date: March 12, 2025

NOTES TO THE FINANCIAL STATEMENTS

NOTE 01: NATURE OF OPERATIONS

ZeroCheating, Inc., is a registered Corporation in the State of Delaware, located at 3200 N. Federal Hwy Ste 206-18, Boca Raton, FL 33431, USA operating in the EdTech sector. The company develops and markets academic integrity solutions, including AI-driven exam proctoring software and paper verification technology designed to prevent cheating in educational settings. The company's goal is to enhance fairness in digital and in-person assessments.

NOTE 02: BASIS OF PREPARATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on an accrual basis in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. The financial statements are presented in US dollars.

NOTE 03: REVENUE RECOGNITION

The company recognizes revenue when services are rendered, and performance obligations are met under customer agreements. Revenue is primarily generated through subscription-based and licensing fees from educational institutions.

NOTE 04: SOFTWARE DEVELOPMENT

The company invested $173,530.48 in software development, including:

- **Exam Proctoring Software**: $116,475.84

- **Paper Monitoring Technology**: $57,054.64

These investments enhance the functionality and accuracy of the company's AI-driven academic integrity solutions.

NOTE 05: LIABILITIES

ZeroCheating, Inc. has outstanding liabilities, including:

- Accounts Payable: $15,312.03

- Payroll Liabilities: $20,000.00

- Other Liabilities: $23,872.49

NOTE 06: RELATED PARTY TRANSACTIONS

The company has engaged in transactions with key stakeholders, including consulting fees and legal services paid to related parties.

NOTE 07: GOING CONCERN

Despite reporting a net loss, management believes that strategic investments, future funding, and product adoption will support long-term financial sustainability.

NOTE 08: SUBSEQUENT EVENTS

Management has evaluated subsequent events and found no material transactions that would require adjustments to the financial statements.

NOTE 09: ACCOUNTING POLICIES

The company follows standard depreciation, amortization, and expense recognition policies consistent with GAAP.

NOTE 10: TRADE DEBTS & OTHER RECEIVABLES

Trade debts are carried at their original invoice amount, less any allowance for doubtful receivables. Balances deemed uncollectible are written off when identified. As of December 31, 2024, no significant allowances were necessary.

NOTE 11: PROPERTY, PLANT & EQUIPMENT

The company capitalizes expenditures for equipment and software development. Depreciation is recorded using the straight-line method over the estimated useful life of the assets. As of December 31, 2024, all software development costs were classified as intangible assets.

NOTE 12: ADVERTISING EXPENSES

Advertising and promotional costs are expensed as incurred. For the year ended December 31, 2024, total advertising and marketing expenses were $10,500.00.

NOTE 13: COMMITMENT & CONTINGENCIES

As of December 31, 2024, the company had no known pending litigation or regulatory investigations. The company continues to monitor risks that could impact its financial standing and operational sustainability.

NOTE 14: RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued several updates applicable to the company, including:

- **ASC 606 (Revenue from Contracts with Customers)** – The company has adopted ASC 606 and recognizes revenue upon fulfillment of service obligations.

- **ASC 842 (Leases)** – The company evaluated lease agreements and determined that there are no significant operating or financing leases requiring disclosure.

- **ASU 2016-02 (Leases – Topic 842)** – The company is in compliance with the latest lease accounting standards.